UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Palmer Square Capital BDC Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69702V107

(CUSIP Number)

January 18, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

◻	Rule 13d-1(b)
⌧	Rule 13d-1(c)
◻	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69702V107

1.	Names of Reporting Persons Caravel Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	⌧
	(b)	◻

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,983,289.83

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,983,289.83

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,983,289.83

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ◻

11.	Percent of Class Represented by Amount in Row (9) 12.24%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 69702V107

1.	Names of Reporting Persons Seaboard Foods LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	⌧
	(b)	◻

3.	SEC Use Only

4.	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,983,289.83

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,983,289.83

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,983,289.83

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ◻

11.	Percent of Class Represented by Amount in Row (9) 12.24%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 69702V107

1.	Names of Reporting Persons Seaboard Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	⌧
	(b)	◻

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,983,289.83

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,983,289.83

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,983,289.83

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ◻

11.	Percent of Class Represented by Amount in Row (9) 12.24%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Palmer Square Capital BDC Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1900 Shawnee Mission Parkway Suite 315, Mission Woods, Kansas 66205

Item 2.
(a)

Name of Person Filing

Caravel Holdings LLC

Seaboard Foods LLC

Seaboard Corporation

The shares are owned directly by Caravel Holdings LLC, which is a wholly owned subsidiary of Seaboard Foods LLC, which is a wholly owned subsidiary of Seaboard Corporation (collectively with Caravel Holdings LLC and Seaboard Foods LLC, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of March 25, 2020, a copy of which is attached to the Reporting Persons’ initial filing on Schedule 13G with respect to the issuer’s securities filed on March 25, 2020.

	(b)	Address of Principal Business Office or, if none, Residence 9000 West 67th Street, Merriam, Kansas 66202
	(c)	Citizenship Caravel Holdings LLC - Delaware Seaboard Foods LLC - Oklahoma Seaboard Corporation - Delaware
	(d)	Title of Class of Securities Common Stock, $0.001 par value
	(e)	CUSIP Number 69702V107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	◻	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	◻	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	◻	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	◻	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	◻	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	◻	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	◻	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	◻	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	◻	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	◻	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	◻	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

3,983,289.83 shares deemed beneficially owned by Caravel Holdings LLC

3,983,289.83 shares deemed beneficially owned by Seaboard Foods LLC

3,983,289.83 shares deemed beneficially owned by Seaboard Corporation

	(b)	Percent of class: 12.24% deemed beneficially owned by Caravel Holdings LLC 12.24% deemed beneficially owned by Seaboard Foods LLC 12.24% deemed beneficially owned by Seaboard Corporation
	(c)	Number of shares as to which Caravel Holdings LLC has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 3,983,289.83
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 3,983,289.83
Number of shares as to which Seaboard Foods LLC has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 3,983,289.83
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 3,983,289.83
Number of shares as to which Seaboard Corporation has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 3,983,289.83
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 3,983,289.83

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ◻.

Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.By signing below I certify that, to the best of my knowledge and belief, the securities

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2024
Date
/s/ David M. Becker
Caravel Holdings LLC	Signature

David M. Becker
Vice President
Name/Title
/s/ David M. Becker
Seaboard Foods LLC	Signature

David M. Becker
Vice President
Name/Title
/s/ David M. Becker
Seaboard Corporation	Signature

David M. Becker
Vice President
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).